Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196108

CNL HEALTHCARE PROPERTIES, INC.

SUPPLEMENT NO. 1

DATED JUNE 1, 2015

TO

PROSPECTUS DATED FEBRUARY 2, 2015

This Supplement No. 1 (the “Supplement”) should be read in conjunction with the prospectus of CNL Healthcare Properties, Inc. dated February 2, 2015, and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference.” This Supplement replaces all prior stickers and supplements to the prospectus. Unless otherwise defined herein, capitalized terms used herein have the same meanings as in the prospectus. The terms “we,” “our,” “us” and the “Company” means CNL Healthcare Properties, Inc., CHP Partners, LP, a wholly-owned subsidiary and our operating partnership, and/or our other subsidiaries or affiliates. The purpose of this Supplement is to update and amend certain information contained in the prospectus.

PROSPECTUS SUMMARY

The following information is added at the end of the table section entitled “Senior Housing Communities” in the section entitled “PROSPECTUS SUMMARY — Properties” which begins on page 4 of the prospectus.

Properties

Senior Housing Communities

Portfolio Name, Property & Locations	Date Acquired	Capacity (Units)	Year Built/ Renovated	Purchase Price (in millions)
Fieldstone Memory Care Yakima, WA	03/31/15	40	2014	$12.4

The following information is added at the end of the table section entitled “Medical Office Buildings” in the section entitled “PROSPECTUS SUMMARY — Properties” which begins on page 7 of the prospectus.

Medical Office Buildings

Portfolio Name, Property & Locations	Date Acquired	Capacity (Sq. Footage)	Year Built/ Renovated	Purchase Price (in millions)
Southeast Medical Office Properties UT Cancer Institute Building Knoxville, TN	02/20/15	100,104	2012	$33.7
Novi Orthopaedic Center Novi, MI	02/13/15	65,313	2007	$30.5
Bend Memorial Clinic Medical Office Building Bend, OR	05/11/15	105,000	1976/2001	$34.6

Our Offering

The following supersedes and replaces the first paragraph in the section entitled “PROSPECTUS SUMMARY — Our Offering” on page 23 of the prospectus.

We commenced our initial public offering of shares of our common stock on June 27, 2011 and closed the offering on January 30, 2015 after having accepted investors’ subscriptions for, and issuing, approximately 125.1 million shares of our common stock resulting in aggregate subscription proceeds of approximately $1.3 billion. We also issued approximately 2.8 million shares pursuant to our distribution reinvestment plan resulting in proceeds of approximately $27.1 million. The shares sold and the subscription proceeds received from our initial public offering do not include 22,222 shares purchased by our advisor prior to the commencement of our initial offering for $200,000, and approximately 3.7 million shares issued as stock distributions in the aggregate from inception through January 30, 2015. We commenced this offering on February 2, 2015 and as of March 31, 2015 we had accepted investors’ subscriptions for, and issued, approximately 2.2 million shares of our common stock resulting in aggregate subscription proceeds of approximately $23.5 million. We also issued approximately 0.8 million shares pursuant to our distribution reinvestment plan resulting in proceeds of approximately $7.6 million. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Our Distribution Policy

The following information supersedes and replaces the corresponding information on page 24 of the prospectus under the section entitled “PROSPECTUS SUMMARY — Our Distribution Policy.”

In October 2014, in connection with the determination of our estimated net asset value per share, our board of directors increased the amount of monthly cash distributions to $0.0353 per share together with monthly stock distributions of 0.0025 shares of common stock payable to all common stockholders of record as of the close of business on the first business day of each month beginning December 1, 2014. This change allows us to maintain our historical annual distribution rate of 4.0% in cash (based on the current $10.58 offering price) and three shares (or 3%) on each 100 outstanding shares of common stock.

As of March 31, 2015, we have declared and paid total cumulative cash distributions of approximately $62.6 million and issued approximately 4.6 million shares of common stock as stock distributions.

For the three months ended March 31, 2015, approximately 85% of total cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and 15% were considered to be funded with other sources (i.e., offering proceeds).

Our board of directors authorized and we declared a monthly cash distribution of $0.0353 and a monthly stock distribution of 0.0025 per share on April 1, 2015 and May 1, 2015, which will be paid and distributed by June 30, 2015.

Our Redemption Plan

The following information supersedes and replaces the corresponding information on page 25 of the prospectus under the section entitled “PROSPECTUS SUMMARY — Our Redemption Plan.”

Our board of directors has the ability, in its sole discretion, to amend, suspend or terminate the redemption plan or to waive any specific conditions if it is deemed to be in our best interest. During the year ended December 31, 2014, we received 94 redemption requests for 0.3 million shares of common stock at a redemption price of $9.24 per share of which approximately $2.2 million was paid and approximately $0.9 million was payable at December 31, 2014. During the year ended December 31, 2013, we received and redeemed 22 redemption requests for 89,410 shares of common stock at a redemption price of $9.25 per share of which approximately $0.7 million was paid and approximately $0.1 million was payable as of December 31, 2013. During the year ended December 31, 2012, we paid approximately $0.01 million to redeem one redemption request for 1,049 shares of common stock at a redemption price of $9.99 per share. There were no redemption requests during the period from October 5, 2011 through December 31, 2011.

During the three months ended March 31, 2015, we paid approximately $0.9 million related to prior year redemption requests that were payable as of December 31, 2014 and received 41 redemption requests for 0.2 million shares at a redemption price of $9.51 per share for which approximately $1.9 million was payable as of March 31, 2015.

RISK FACTORS

Company Related Risks

The following risk factor supersedes and replaces the corresponding risk factor in the section entitled “RISK FACTORS — Company Related Risks” beginning on page 28 of the prospectus:

The interest of later investors in our common stock will be diluted as a result of our stock distribution policy.

Our board of directors authorized a distribution policy under which we issue stock distributions monthly. This distribution policy will continue until terminated or amended by our board of directors. Therefore, investors who have purchased shares in our prior offering or who purchase shares early in this offering, as compared with later investors, will receive more shares for the same cash investment as a result of this distribution policy. Because they own more shares, upon a sale or liquidation of our Company, investors who purchased our shares early will receive more sales proceeds or liquidating distributions relative to their invested capital compared to later investors. Our policy of paying distributions partially in stock was established in part to align investors with the anticipated appreciation and cash generating capabilities of our assets; however, unless our assets appreciate in an amount sufficient to offset the dilutive effect of the prior stock distributions and our offering, acquisition and operating expenses, the net asset value per share will be less than the public offering price paid for the share. Because of our ongoing stock distribution policy, the value of total shares held by a later investor purchasing our stock will be below the value of total shares held by an earlier investor, even if each initially acquired the same amount of shares at the same public offering price, because the earlier investor would have received a greater number of stock distribution shares. We anticipate that our stock distribution will be discontinued at or around the time in which this offering is closed, subject to the discretion of its board of directors.

BUSINESS

Investments

The following supersedes and replaces the first paragraph and the map in the section entitled “BUSINESS — Investments — Locations of Our Assets” on page 83 of the prospectus:

Locations of Our Assets

As of May 11, 2015, our healthcare investment portfolio consisted of interests in 104 properties, including 56 senior housing communities, 35 medical offices, nine post-acute care facilities and four acute care hospitals. Of our properties held at May 11, 2015, four of our 56 senior housing communities currently have real estate under development, and five properties are owned through unconsolidated joint ventures. The following map reflects the locations of our investments as of May 11, 2015:

The following information is added at the end of the section entitled “BUSINESS — Properties – Medical Office Buildings” which begins on page 87 of the prospectus:

Senior Housing Communities

Portfolio Name, Property & Location	Capacity (Units)	Operator	Structure	Date Acquired	Encumbrance (in millions)	Purchase Price (in millions)
Fieldstone Memory Care Yakima, WA	40	Cascadia Senior Living, LLC	Managed	03/31/15	–	$12.4

The following information is added at the end of the section entitled “BUSINESS — Properties – Medical Office Buildings” which begins on page 87 of the prospectus:

Medical Office Buildings

Portfolio Name, Property & Location	Capacity (Sq. Footage)	Operator	Structure	Date Acquired	Encumbrance (in millions)	Purchase Price (in millions)
Southeast Medical Office Properties UT Cancer Institute Building Knoxville, TN	100,104	Meadows & Ohly	Modified Lease	02/20/15	–	$33.7
Novi Orthopaedic Center Novi, MI	65,313	Holladay	Modified Lease	02/13/15	–	$30.5
Bend Memorial Clinic Medical Office Building Bend, OR	105,000	Cypress West Realty Management	Modified Lease	05/11/15	–	$34.6

The following supersedes and replaces in its entirety the section entitled “BUSINESS — Material Portfolio Acquisitions – Southeast Medical Office Properties Portfolio,” which begins on page 92 of the prospectus:

Southeast Medical Office Properties Portfolio

On September 18, 2014, through our operating partnership, we entered into nine separate purchase agreements to acquire long-term ground leasehold interests in the land and fee simple interests in the improvements that constitute the following six properties:

Property	Seller
Presbyterian Medical Tower	1718 East Fourth Street, L.P.
Midtown Medical Plaza	1918 Randolph Road, L.P.
Metroview Professional Building	1900 Randolph Road, L.P.
Matthews Medical Office Building	1450 Matthews Township Parkway, L.P.
330 Physicians Center	330 Physicians Center, L.P.
Physicians Plaza Huntersville	10030 Gilead Road L.P.

together with fee simple interests in the land and improvements that constitute the following three properties:

Property	Seller
Outpatient Care Center	MedWest Outpatient Center, L.P.
Spivey Station Physicians Center	Spivey Station Physicians Center I, L.P.
Spivey Station ASC Building	Spivey Station ASC Building, L.P.

In addition to the foregoing leasehold and fee interests, we also received all interests of the sellers in existing tenant leases on all transactions. The acquisition of the foregoing nine properties (collectively, the “Southeast Medical Office Properties”) was consummated on December 22, 2014 for an aggregate purchase price of approximately $238 million, plus standard closing costs, due diligence costs, and legal fees.

On January 9, 2015, our operating partnership entered into an agreement to acquire from UT Cancer Institute Building, LP, an affiliate of the sellers of the Southeast Medical Office Properties, a long-term ground subleasehold interest in the land and a fee simple interest in the improvements that constitute the UT Cancer Institute Building, together with all interests of the seller in existing tenant leases, for a purchase price of approximately $33.7 million. On February 20, 2015 we consummated the acquisition of the UT Cancer Institute Building; and the term “Southeast Medical Office Properties” as used in this prospectus, includes the UT Cancer Institute Building together with the first nine properties acquired in December 2014.

The Southeast Medical Office Properties are located in Georgia, North Carolina and Tennessee. Seven of the ten Southeast Medical Office Properties are physically connected to hospitals, one is adjacent to a hospital, and the remaining two are hub/spoke outpatient centers in design. All of the properties are anchored by major hospital systems or their affiliates, and provide clinical and administrative space for mission-critical hospital providers and services.

Over 69% of the aggregate square footage of the Southeast Medical Office Properties portfolio is leased under long-term leases with affiliated entities of the following health systems: Novant, Duke/LifePoint Health, Floyd Regional Health, Southern Regional Medical Center, and University Health System. Approximately 24% of the remaining leasable square footage of the Southeast Medical Office Properties portfolio is leased by healthcare professionals and other healthcare service providers, and approximately 7% is vacant.

All of the Southeast Medical Office Properties are managed by Meadows & Ohly. Founded in 1972 and based in Atlanta, Georgia, Meadows & Ohly is a full service developer and operator of healthcare real estate across the Southeastern United States. Meadows & Ohly specializes in outpatient centric medical office buildings and is recognized as one of the largest medical office developers and operators in the United States. We are not affiliated with any of the sellers of the Southeast Medical Office Properties, however, all of the sellers are affiliates of Meadows & Ohly.

We financed approximately $142.6 million of the aggregate purchase price of the Southeast Medical Office Properties under a long-term loan with an unaffiliated third party. See “BUSINESS — Borrowings” below.

An investment services fee of approximately $5.0 million in connection with the acquisition of the Southeast Medical Office Properties, which is equal to 1.85% of the purchase price of the properties, was paid to our advisor.

There are a number of comparable facilities in the primary market areas for the Southeast Medical Office Properties with which we may compete. We have no plans for material renovations or improvements to any of Southeast Medical Office Properties and believe each is suitable for its intended purpose. We also believe that each of the Southeast Medical Office Properties is adequately covered by insurance.

Subject to final tax assessments for the Spivey Station ASC and the Spivey Station Physician Center properties, the aggregate real estate taxes for the Southeast Medical Office Properties for the year ended December 31, 2014 is approximately $1.45 million.

The following table sets forth the approximate estimated depreciable basis for federal tax purposes in each of the Southeast Medical Office Properties:

ESTIMATED DEPRECIABLE BASIS

Southeast Medical Office Properties	Estimated Depreciable Basis
(in millions)
Midtown Medical Plaza	$54.7
Presbyterian Medical Tower	$36.3
Metroview Professional Building	$17.3
Physicians Plaza Huntersville	$30.0
Matthews Medical Office Building	$21.2
Outpatient Care Center	$14.4
330 Physicians Center	$30.1
Spivey Station Physicians Center	$13.8
Spivey Station ASC Building	$18.1
UT Cancer Institute Building	$33.7

PRIOR OFFERINGS BY AFFILIATES

The following supersedes and replaces in full the information contained in the prospectus under the section entitled “PRIOR OFFERINGS BY AFFILIATES,” which begins on page 115 of the prospectus.

The information presented in this section represents the historical experience of real estate programs organized by certain affiliates of CNL and their principals as of December 31, 2014. The principals of CNL affiliates include James M. Seneff, Jr., who also serves as a director and our chairman of the board. Prospective investors should not assume they will experience returns comparable to those experienced by investors in past CNL-affiliated real estate programs. Further, by purchasing our shares, investors will not acquire ownership interests in any partnerships or corporations to which the following information relates.

Mr. Seneff has sponsored, individually and through affiliated entities, 18 public limited partnerships and six public, non-traded REITs with certain investment objectives similar to ours. The programs and a general description of their property sector focus are as follows:

•	18 CNL Income Fund limited partnerships which invested in fast-food, family-style or casual dining restaurants (the “CNL Income Funds”);

•	CNL Restaurant Properties, Inc. which invested in fast-food, family-style and casual dining restaurants, mortgage loans and secured equipment leases;

•	CNL Retirement Properties, Inc. which invested in congregate or assisted living or skilled nursing facilities, continuing care retirement communities, medical office buildings and similar healthcare-related facilities;

•	CNL Hotels & Resorts, Inc. which invested in limited-service, extended-stay and full-service hotels and resort properties;

•	CNL Lifestyle Properties, Inc. which invested in lifestyle properties such as ski and mountain lifestyle properties, golf courses, attractions, marinas, senior living properties and additional lifestyle retail properties and which is in the process of selling its assets;

•	CNL Growth Properties, Inc. which invested in primarily growth-oriented and multifamily development properties that offer the potential for capital appreciation; and

•	Global Income Trust, Inc. which invested in a portfolio of income-oriented commercial real estate and real estate-related assets in the United States and Germany and which is in the process of selling its assets.

During the ten-year period ending December 31, 2014, the seven public REITs, including the Company, invested in properties and/or sold properties located throughout the United States, with the largest concentration in the sunbelt states of Arizona, California, Florida, Georgia and Texas. One of the REITs also invested in three properties located in Canada, one of the REITs invested in one property located in Canada and another of the REITs invested in five properties located in Germany. Information relating to the number of properties acquired, the aggregate purchase price of properties and the number of properties sold for the period from January 1, 2005 to December 31, 2014 is as follows:

Entity	Number of Properties Acquired	Aggregate Purchase Price (in thousands)	Number of Properties Sold
CNL Restaurant Properties, Inc.	—	$—	15
CNL Retirement Properties, Inc.	58	591,700	3
CNL Hotels & Resorts, Inc.	—	1,178,900	42
CNL Lifestyle Properties, Inc. (1)	166	3,148,400	61
CNL Growth Properties, Inc. (2)	17	91,200	1
Global Income Trust, Inc.	9	120,600	—
CNL Healthcare Properties, Inc. (2)	100	2,106,700	7

Total	350	$7,237,500	129

(1)	Additionally, CNL Lifestyle Properties, Inc. invested in 21 mortgages collateralized by real estate properties with an aggregate principal amount of approximately $238.6 million for the period from January 1, 2005 to December 31, 2014.
(2)	CNL Growth Properties, Inc. and CNL Healthcare Properties, Inc. have acquired certain development properties. The aggregate purchase price for these properties includes the purchase price paid of the land only.

CNL Realty Corporation, organized in 1985 and whose one of two sole stockholders was Mr. Seneff, served as the corporate general partner, and Mr. Seneff served as one of two individual general partners of the 18 CNL Income Funds until 2005. In addition, Mr. Seneff served as a director of CNL Restaurant Properties, Inc., a non-traded public REIT until 2005. In February 2005, CNL Restaurant Properties, Inc. merged with and into U.S. Restaurant Properties, Inc., a publicly traded REIT. The combined company changed its name to Trustreet Properties, Inc. and acquired the 18 CNL Income Funds. Mr. Seneff served as chairman of the board of Trustreet Properties, Inc. until it was acquired in February 2007 by GE Capital Solutions, a unit of General Electric Company.

Mr. Seneff also served as a director of CNL Hotels & Resorts, Inc. and CNL Retirement Properties, Inc. CNL Hotels & Resorts, Inc. was acquired by Morgan Stanley Real Estate, a global real estate investing, banking and lending company, in April 2007, and in connection with such acquisition, certain assets of CNL Hotels & Resorts, Inc. were purchased by Ashford Sapphire Acquisition LLC. CNL Retirement Properties, Inc. was acquired by HCP, Inc., an unaffiliated publicly traded REIT, in October 2006. As a result, the 18 CNL Income Funds, CNL Restaurant Properties, Inc., CNL Hotels & Resorts, Inc. and CNL Retirement Properties, Inc. are considered completed programs.

Mr. Seneff currently serves as chairman of the board of CNL Lifestyle Properties, Inc., which is a non-traded public REIT externally advised by an affiliate of CNL. CNL Lifestyle Properties, Inc. completed its third public offering in April 2011.

Mr. Seneff currently serves as chairman of the board of CNL Growth Properties, Inc., which is a non-traded public REIT externally advised by an affiliate of CNL. CNL Growth Properties, Inc. completed its initial public offering in April 2013 and completed its second public offering in April 2014.

Mr. Seneff currently serves as chairman of the board of Global Income Trust, Inc., which is a non-traded public REIT externally advised by an affiliate of CNL, and completed its initial public offering in April 2013.

Information relating to the public offerings of the five REITs sponsored by CNL or our sponsor whose offerings were open in the last ten years is as follows. These five REITs raised approximately $7.4 billion from approximately 228,700 investors. All information is historical as of December 31, 2014:

Name of Program	Dollar Amount Raised	Date Offering Closed	Shares Sold	Month in which 90% of Net Proceeds were Fully Invested or Committed to Investment
CNL Retirement Properties, Inc.	$2.7 billion	(1)	(1)	April 2006
CNL Lifestyle Properties, Inc.	$3.3 billion	(2)	(2)	(2)
CNL Growth Properties, Inc.	$208.3 million	(3)	20.0 million	N/A
Global Income Trust, Inc.	$83.7 million	(4)	8.4 million	N/A
CNL Healthcare Properties, Inc.	$1.1 billion	N/A	113.0 million	N/A

(1)	From September 1998 through March 2006, CNL Retirement Properties, Inc. completed five public offerings of its common stock. As of April 2006, 90% or more of such amount had been invested or committed for investment in properties and mortgage loans. In October 2006, the company merged with and into a wholly owned subsidiary of HCP, Inc.
(2)	From April 2004 through March 2006, CNL Lifestyle Properties, Inc. received gross proceeds totaling approximately $521 million from its first public offering of common stock. The first offering terminated on March 31, 2006 and on April 4, 2006, the second offering commenced. The second offering closed on April 4, 2008, after raising approximately $1.5 billion. The third offering commenced on April 9, 2008 and closed on April 9, 2011 after raising approximately $1.2 billion. CNL Lifestyle Properties, Inc. did not commence another public offering following the completion of its third public offering; however, the company filed a registration statement on Form S-3, and between April 10, 2011 and September 26, 2014, the date the plan was terminated by the board of directors, CNL Lifestyle Properties, Inc. raised an additional $214.5 million from shares sold through the reinvestment plan.
(3)	CNL Growth Properties, Inc. received gross proceeds totaling approximately $94.2 million from its first public offering of common stock. The first offering terminated in April 2013 and in August 2013, the second offering commenced. The second offering closed in April 2014, after raising approximately $114.1 million.
(4)	Global Income Trust, Inc. completed its public offering in April 2013 and in connection therewith, raised approximately $83.7 million.

The following table sets forth property acquisition information regarding properties acquired between January 1, 2012 and December 31, 2014, by the Company and three other REIT programs currently sponsored by CNL affiliates. All information is historical. Dispositions of properties are not reflected in the property descriptions:

Name of Program	Real Property Acquired	Location	Method of Financing	Type of Program
CNL Lifestyle Properties, Inc.(1)	43 lifestyle properties	AL, AZ, AR, CA, CO, FL, GA, IL, IN, MO, MT, NV, NC, OR, RI, SC, WA	(2)	Public REIT
CNL Growth Properties, Inc.	15 multifamily development properties	AZ, FL, GA, MD, NC, SC, TN, TX	(3)	Public REIT
Global Income Trust, Inc.	2 office buildings, 1 light industrial building, 1 distribution facility, 5 value retail centers	FL, TX, Germany	(4)	Public REIT
CNL Healthcare Properties, Inc.	55 senior living properties (including 4 developments), 9 post-acute care properties, 4 acute-care property, and 32 medical offices	AL, AR, AZ, CA, FL, GA, IA, ID, IL, IN, KS, MD, MA, MI, MT, NE, NV, NC, OH, OK, OR, SC, SD, TN, TX, UT, WA, WI, WY,	(5)	Public REIT

(1)	CNL Lifestyle Properties, Inc. also invested in three mortgages collateralized by real estate properties located in Florida, Illinois and South Carolina during the period from January 1, 2012 to December 31, 2014.

(2)	As of December 31, 2014, approximately 38% of the consolidated assets acquired by CNL Lifestyle Properties, Inc. had been funded using debt. The balance was acquired using proceeds from CNL Lifestyle Properties, Inc.’s equity offerings and proceeds from shares sold through the reinvestment plan.
(3)	As of December 31, 2014, approximately 60% of the assets acquired by CNL Growth Properties, Inc. had been funded using debt. The balance was acquired using proceeds from CNL Growth Properties, Inc.’s equity offerings.
(4)	As of December 31, 2014, approximately 59% of the assets acquired by Global Income Trust, Inc. had been funded using debt. The balance was acquired using proceeds from Global Income Trust, Inc.’s equity offerings.
(5)	As of December 31, 2014, approximately 53% of the assets acquired by CNL Healthcare Properties, Inc. had been funded using debt. The balance was acquired using proceeds from CNL Healthcare Properties, Inc.’s equity offerings.

We will provide upon request to us and without charge, a copy of the most recent Annual Report on Form 10-K filed with the Commission by CNL Lifestyle Properties, Inc., CNL Healthcare Properties, Inc., CNL Growth Properties, Inc. and Global Income Trust, Inc., and for a reasonable fee, a copy of the exhibits filed with such reports.

From 2005 through December 31, 2014, James M. Seneff, Jr. sponsored through affiliated entities, served as a general partner or the managing member of ten non-public real estate programs whose properties are located throughout the United States. Between 2005 and December 31, 2014, these programs raised a total of approximately $211 million from approximately 2,300 investors and purchased interests in a total of 32 projects, including one bridge loan facility. The projects consisted of two apartment projects (representing 6.7% of the total properties in the private programs), 13 office/industrial buildings (representing 46.7% of the total properties in the private programs), 16 seniors housing properties (representing 43.3% of the total properties in the private programs) and one bridge loan facility (representing 3.3% of the total properties in the private programs).

Adverse Conditions Affecting Prior Programs

Certain of the prior programs sponsored by CNL and/or our sponsor have been affected by general economic conditions, capital market trends and other external factors during their respective operating periods.

During certain periods, certain programs sponsored by CNL have been unable to redeem all shares submitted for redemption and have reduced the number of shares eligible for redemption. In particular, beginning in the first quarter of 2006, CNL Hotels & Resorts, Inc. was unable to redeem all shares submitted and had outstanding redemption request in excess of 7.9 million shares, which shares ultimately were redeemed in connection with the entity’s sale and merger transaction in April 2007. In addition, CNL Lifestyle Properties, Inc. began to limit redemption requests beginning in the second quarter of 2010 to $1.75 million per quarter. In April 2012, CNL Lifestyle Properties, Inc. modified the limit on redemptions to $3.0 million per quarter, and at September 30, 2014 there were pending redemption requests for a total of 11,571 shares; however, CNL Lifestyle Properties, Inc. suspended its redemption plan effective September 26, 2014. Finally, in April 2013, Global Income Trust, Inc. suspended the operation of its redemption plan upon the termination of its dividend reinvestment program.

Commencing with the onset of the global financial crisis in 2008, certain properties owned by CNL Lifestyle Properties, Inc. suffered declines in performance, in particular in its portfolio of golf properties, attraction properties and marinas, resulting in the termination of certain leases and the transitioning of such properties to new lessees or to third-party managers and related write-offs for lease terminations and impairments. In July 2012, approximately 15 months after the termination of its offerings, CNL Lifestyle Properties, Inc. conducted an analysis of estimated net asset value on a per share basis and in August 2012, the board of CNL Lifestyle Properties, Inc. determined that the estimated net asset value per share was $7.31 as compared to the original $10.00 per share offering price. In March 2014, the board of directors of CNL Lifestyle Properties, Inc. subsequently determined that the estimated net asset value per share was $6.85. At the same time, the advisory agreement between CNL Lifestyle Properties, Inc. and its advisory agreement was amended to eliminate all fees other than asset management fees and to reduce asset management fees to 0.075% monthly (or 0.90% annually) of average invested assets. The board of CNL Lifestyle Properties, Inc. also announced the engagement of a leading global investment banking and advisory firm, to assist its management and its board of directors in actively evaluating various strategic alternatives to provide liquidity to its shareholders. On March 6, 2015, the board of directors of CNL Lifestyle Properties, Inc. announced an updated estimated net asset value per share of $5.20. CNL Lifestyle Properties, Inc. has taken impairment charges related to certain of its properties.

In September 2014, CNL Lifestyle Properties, Inc.’s board of directors approved the termination of its distribution reinvestment plan, effective as of September 26, 2014. As a result of the termination of their distribution reinvestment plan, beginning with the September 2014 quarterly distributions, CNL Lifestyle Properties, Inc. stockholders who were participants in the distribution reinvestment plan began receiving cash distributions instead of additional shares in CNL Lifestyle Properties, Inc. In addition, in September 2014, CNL Lifestyle Properties, Inc.’s board of directors approved the suspension of the CNL Lifestyle Properties, Inc. redemption plan effective as of September 26, 2014.

On January 20, 2015, the board of directors of Global Income Trust, Inc. unanimously approved $7.43 as the estimated net asset value per share of the common stock of Global Income Trust, Inc. as of December 31, 2014. Global Income Trust has taken impairment charges with respect to certain of its properties.

SELECTED FINANCIAL DATA

The following supersedes and replaces in full all of the information contained in the prospectus under the section entitled “SELECTED FINANCIAL DATA,” which begins on page 119 of the prospectus.

The following selected financial data for CNL Healthcare Properties, Inc. should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Supplementary Data which are incorporated by reference from our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (in thousands, except per share data):

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011(1)	2010(1)
Operating Data:
Total revenues	65,033	33,275	$181,084	$52,605	$7,385	$—	$—
Operating loss	(7,909)	(7,375)	(23,178)	(13,990)	(6,043)	(1,762)	—
Net loss attributable to common stockholders	(18,000)	(12,523)	(52,511)	(18,100)	(10,720)	(1,760)	—
Net loss per share of common stock (basic and diluted)	(0.14)	(0.19)	(0.63)	(0.44)	(0.81)	(0.32)	—
Weighted average shares outstanding (basic and diluted)(2)	129,627	65,273	83,457	41,197	13,199	5,450	—
Cash distributions declared and paid(3)	13,248	6,147	31,919	14,170	3,197	56	—
Cash distributions declared and paid per share	0.10	0.09	0.38	0.34	0.24	0.01	—
Cash provided by (used in) operating activities	11,317	6,277	19,272	3,046	(6,369)	(1,085)	—
Cash used in investing activities	(93,606)	(203,684)	(925,658)	(643,792)	(315,647)	(400)	—
Cash provided by financing activities	107,299	193,824	953,532	666,693	330,276	11,286	—

Other Data:
Funds from operations (“FFO”)(4)	10,574	(500)	$10,797	$(3,054)	$(6,242)	$(1,760)	$—
FFO per share	0.08	(0.01)	0.13	(0.07)	(0.47)	(0.32)	—
Modified funds from operations (“MFFO”)(4)	13,303	6,151	$32,017	$12,581	$797	$(868)	$—
MFFO per share	0.10	0.09	0.38	0.31	0.06	(0.16)	—

	As of March 31,		As of December 31,
	2015	2014	2014	2013	2012	2011(1)	2010(1)
Balance Sheet Data:
Real estate assets, net	1,778,992	1,045,971	$1,704,653	$866,200	$238,873	$—	$—
Intangibles, net	130,555	63,211	140,264	52,400	7,024	—	—
Cash	116,365	40,626	91,355	44,209	18,262	10,002	201
Total assets	2,078,258	1,201,204	1,989,015	1,014,073	337,777	10,563	201
Mortgage and other notes payable	837,847	505,943	853,561	438,107	193,151	—	—
Credit facilities	175,000	151,995	206,403	98,500	—	—	—
Total liabilities	1,074,665	689,632	1,116,855	562,092	197,126	861	1
Redeemable noncontrolling interest	568	—	568	—	—	—	—
Total equity	1,003,593	511,572	872,160	451,981	140,651	9,702	200

FOOTNOTES:

(1)	Significant operations commenced on October 5, 2011 when we received the minimum offering proceeds and approximately $2.3 million were released from escrow. The results of operations for the year ended December 31, 2011 include primarily general and administrative expenses and Acquisition Expenses relating to acquisitions.
(2)	For purposes of determining the weighted average number of shares of common stock outstanding, stock distributions are treated as if they were outstanding as of the beginning of each period presented. For the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011, we declared and made stock distributions of approximately 0.9 million, 0.5 million, 2.4 million, 1.1 million, 0.2 million and 4,000 shares of common stock, respectively. The distribution of new common shares to the recipients is non-taxable.
(3)	For the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011 our net loss was approximately $18.0 million, $12.5 million, $52.5 million, $18.1 million, $10.7 million and $1.8 million, respectively, while cash distributions declared were approximately $13.2 million, $6.1 million, $31.9 million, $14.2 million, $3.2 million and $0.06 million respectively, and total distributions declared were approximately $23.2 million, $10.8 million, $56.1 million, $24.8 million, $5.6 million and $0.1 million, respectively. For the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011, approximately 85%, 100% , 60% , 23%, 0% and 0%, respectively, of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 15%, 0%, 40%, 77% 100% and 100%, respectively, were considered to be funded with offering proceeds. For the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011, approximately 49%, 58%, 34%, 13% 0% and 0%, respectively, of total distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 51%, 42%, 66%, 87%, 100% and 100% respectively, of total distributions declared to stockholders were considered to be funded with other sources (i.e., proceeds from our offerings).

The tax composition of our distributions declared for the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011 were as follows:

	March 31,		December 31,
Distribution Type	2015	2014	2014	2013	2012	2011
Taxable as ordinary income	48.9%	20.0%	30.8%	0.0%	0.0%	1.9%

Taxable as capital gain	0.0%	0.0%	0.0%	63.8%	0.0%	0.0%

Return of capital	51.1%	80.0%	69.2%	36.2%	100.0%	98.1%

No amounts distributed to stockholders for the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011 were required to be or have been treated as return of capital for purposes of calculating the stockholders’ return on their Invested Capital as described in our advisory agreement.

(4)	Due to certain unique operating characteristics of real estate companies, as discussed below, National Association of Real Estate Investment Trusts, (“NAREIT”), promulgated a measure known as funds from operations, or “FFO,” which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure but is not equivalent to net income (loss) as determined under GAAP.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate-related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after its acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net loss to FFO and MFFO for the three months ended March 31, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012 and 2011, respectively (in thousands, except per share data):

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011
Net loss attributable to common stockholders	$(18,000)	$(12,523)	$(52,511)	$(18,100)	$(10,720)	$(1,760)
Adjustments:
Depreciation and amortization	23,293	11,862	63,112	16,765	2,101	—
Impairment provision on real estate assets	4,661	—	—	—	—	—
FFO adjustments from unconsolidated entities (1)	620	161	2,994	2,767	2,377	—
Gain or loss related to sale of real estate assets	—	—	—	(4,486)	—	—
Gain from change in control of investment in unconsolidated entity	—	—	(2,798)	—	—	—

Total funds from operations	10,574	(500)	10,797	(3,054)	(6,242)	(1,760)
Acquisition fees and expenses (2)	2,330	7,205	23,931	18,840	6,585	892
Straight-line adjustments for leases (3)	(917)	(621)	(2,472)	(2,023)	(843)	—
Amortization of above/below market intangible assets and liabilities (4)	145	53	345	68	—	—
Loss on extinguishment of debt (5)	308	—	—	244	460	—
Impairment provision on lease related costs (6)	863	—	—	—	—	—
Adjustments relating to contingent purchase price consideration (7)	—	—	(630)	(1,824)	—	—
MFFO adjustments from unconsolidated entities (1)	—	14	46	330	837	—

Modified funds from operations	$13,303	$6,151	$32,017	$12,581	$797	$(868)

Weighted average number of shares of common stock outstanding (basic and diluted) (8)	129,627	65,273	83,457	41,197	13,199	5,450

Net loss per share (basic and diluted)	$(0.14)	$(0.19)	$(0.63)	$(0.44)	$(0.81)	$(0.32)

FFO per share (basic and diluted)	$0.08	$(0.01)	$0.13	$(0.07)	$(0.47)	$(0.32)

MFFO per share (basic and diluted)	$0.10	$0.09	$0.38	$0.31	$0.06	$(0.16)

(1)	This amount represents our share of the FFO or MFFO adjustments allowable under the NAREIT or IPA definitions, respectively, calculated using the hypothetical liquidation at book value (HLBV) method.
(2)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition expenses, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between different real estate entities regardless of their level of acquisition activities. Acquisition expenses include payments to our advisor or third parties. Acquisition expenses for business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid or accrued acquisition expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.
(3)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

(4)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(5)	Management believes that adjusting for the realized loss on the early extinguishment of debt is appropriate because the write-off of unamortized loan costs is a non-recurring, non-cash adjustment that is not reflective of our ongoing operating performance and aligns results with management’s analysis of operating performance.

(6)	Management believes that adjusting for impairment provisions on lease related assets is appropriate because they are non-recurring, non-cash adjustments that is not reflective of our ongoing operating performance and aligns results with management’s analysis of operating performance.
(7)	Management believes that the elimination of the adjustments relating to contingent purchase price obligations included in operating income (expense) for GAAP purposes is appropriate because the adjustment is an adjustment that is not reflective of our ongoing operating performance and aligns results with management’s analysis of operating performance.
(8)	For purposes of determining the weighted average number of shares of common stock outstanding, stock distributions are treated as if they were outstanding as of the beginning of the periods presented.

MANAGEMENT

The following replaces in its entirety the table of directors and executive officers in the section entitled “MANAGEMENT — Directors and Executive Officers” on page 128 of the prospectus.

Directors and Executive Officers

The following table sets forth the names, ages, and positions currently held by each of our directors and executive officers:

Name	Age*	Position
James M. Seneff, Jr.	68	Director and Chairman of the Board
Thomas K. Sittema	56	Director and Vice Chairman of the Board
J. Chandler Martin	64	Independent Director and Audit Committee Financial Expert
Michael P. Haggerty	62	Independent Director
J. Douglas Holladay	68	Independent Director
Stephen H. Mauldin	46	President and Chief Executive Officer (Principal Executive Officer)
Kevin R. Maddron	46	Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial Officer)
Ixchell C. Duarte	48	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
Holly J. Greer	43	General Counsel, Senior Vice President and Secretary

*	As of May 11, 2015

The biography of Joseph T. Johnson is deleted in its entirety from the section entitled “MANAGEMENT — Directors and Executive Officers” beginning at page 128 of the prospectus. The following biography updates and replaces the biography of J. Chandler Martin on page 130 of the prospectus.

J. Chandler Martin, Independent Director and Audit Committee Financial Expert. Mr. Martin has been an Independent Director and has served as our audit committee financial expert since July 2012. Mr. Martin served as Corporate Treasurer of Bank of America, a banking and financial services company, from 2005 until his retirement in March 2008. During his 27 years at Bank of America, Mr. Martin held a number of line and risk management roles, including leadership roles in commercial real estate risk management, capital markets risk management, and private equity investing. As corporate treasurer, he was responsible for funding, liquidity, and interest rate risk management. From 2003 to 2005, Mr. Martin was Bank of America’s enterprise market and operational risk executive, and from 1999 until 2003, he served as the risk management executive for Bank of America’s global corporate and investment banking. From April 2008 through July 2008, following his retirement, Mr. Martin served as a member of the Counterparty Risk Management Policy Group III (“CPMPG III”), co-chaired its Risk Monitoring and Risk Management Working Group, and participated in the production of CPMPG III’s report: “Containing Systemic Risk: The Road to Reform,” a forward-looking and integrated framework of risk management best practices. Mr. Martin returned to Bank of America in October 2008 to assist with the integration process for enterprise risk management following Bank of America’s acquisition of Merrill Lynch. After working on the transition, Mr. Martin served as Bank of America’s enterprise credit and market risk executive until July 2009. Currently, Mr. Martin is chairman of the board of directors of CommunityOne Bancorporation, a community bank holding company headquartered in Asheboro, North Carolina, serving as a member of the strategic planning committee and the compensation and nominating committee. He also serves on the board of directors of Burroughs & Chapin Company, Inc., a South Carolina based real estate investment trust. He serves as a member of the advisory board of Corrum Capital Management, an alternative investment management firm. Mr. Martin attained an M.B.A. from Samford University and a B.A. in economics from Emory University.

As a result of these professional and other experiences, Mr. Martin possesses particular knowledge of, among other things, systems of internal controls, risk management best practices, sound corporate governance, and the relationship between liquidity, leverage and capital adequacy, which strengthens the board of directors’ collective knowledge, capabilities and experience.

The following biography is added to the section entitled “MANAGEMENT — Directors and Executive Officers” beginning at page 128 of the prospectus.

Kevin R. Maddron. Chief Operating Officer, Chief Financial Officer and Treasurer. Mr. Maddron has served as the Company’s chief operating officer, chief financial officer and treasurer since May 1, 2015. He previously served as senior vice president (September 2011 to May 2015). Mr. Maddron has served as senior vice president of the Company’s Advisor since July 2011 and served as senior managing director (March 2013 to November 2013). Mr. Maddron has served as senior vice president since September 2011 of CNL Lifestyle Properties, Inc., a public-non-traded REIT and has also served as senior vice president of its advisor, CNL Lifestyle Advisor Corporation, since July 2011. Previously, Mr. Maddron served as vice president of asset management for CNL Retirement Properties, Inc. from November 2002 until the sale of the company in October 2006. Prior to rejoining CNL in 2011, Mr. Maddron was the chief operating officer and chief financial officer of Servant Healthcare Investments, where he was responsible for managing treasury and finance activities and overseeing the acquisitions, development, project analysis and due diligence efforts of the company’s healthcare and senior housing investments. Mr. Maddron earned a B.B.A. and M.S.A in accounting from the University of Central Florida. He is also a certified public accountant.

THE ADVISOR AND THE ADVISORY AGREEMENT

The following replaces in its entirety the lead in paragraph and the table of advisor personnel in the section entitled “THE ADVISOR AND THE ADVISORY AGREEMENT — Advisor Personnel” on page 136 of the prospectus.

Advisor Personnel

The senior housing and healthcare property asset management team of our advisor is comprised of a tenured group of industry veterans with extensive experience in senior housing and healthcare asset management, each of whom have deep industry insight and knowledge. These asset managers have built close connections with leading industry operators fostering working relationships which often allow us access to exclusive, off-market investment opportunities.

The personnel at our advisor responsible for our senior housing and healthcare property asset management are listed below:

Name	Age*	Position
Kevin R. Maddron	46	Senior Vice President
John F. Starr	40	Senior Vice President
James A. Schmid III	37	Senior Vice President
Cetin Aygen	40	Vice President
Sarah W. Nixon	42	Vice President
Rebecca Monroe	43	Vice President

*	As of May 11, 2015

The biography of Sharon A. Yester is deleted in its entirety from the section entitled “THE ADVISOR AND THE ADVISORY AGREEMENT — Advisor Personnel” beginning at page 136 of the prospectus.

SECURITY OWNERSHIP

The following replaces in its entirety the lead in paragraph and the table in the section entitled “SECURITY OWNERSHIP” beginning on page 134 of the prospectus.

The following table sets forth, as of May 11, 2015, the number and percentage of outstanding shares beneficially owned by all Persons known by us to own beneficially more than 5% of our common stock, by each director and nominee, by each executive officer and by all executive officers and directors as a group, based upon information furnished to us by such stockholders, directors and officers. The address of each of the Persons named in the table is 450 South Orange Avenue at CNL Center at City Commons in Orlando, Florida 32801:

Name of Beneficial Owner(1)	Common Stock Beneficially Owned(1)
	No. of Shares of Common Stock	% of Class
James M. Seneff, Jr.(2)	639,228	*
Thomas K. Sittema	—	—
J. Chandler Martin	—	—
Michael P. Haggerty	—	—
J. Douglas Holladay	—	—
Stephen H. Mauldin	5,248	—
Kevin R. Maddron	1,681	—
Ixchell C. Duarte	—	—
Holly J. Greer	646	—

All directors and executive officers as a group (9 persons)	646,803	*

*	Represents less than 1% of the outstanding shares of our common stock.
(1)	Beneficial ownership is determined in accordance with the Rule 13d-3(d)(1) under the Exchange Act, and includes shares issuable pursuant to options, warrants and similar rights with respect to which the beneficial owner has the right to acquire within 60 days of May 11, 2015. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the Persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Represents shares held of record by our advisor, CNL Healthcare Corp., which is a wholly owned subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Summary of Fees and Expenses Incurred and Payable

The following should be read in conjunction with the information contained in the prospectus under the section “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Summary of Fees and Expenses Incurred and Payable,” beginning on page 149 of the prospectus.

CNL Capital Markets Corp – CNL Capital Markets Corp., an affiliate of CNL, receives a sliding flat annual rate (payable monthly) based on the average number of investor accounts that will be open over the term of the agreement. For the year ended December 31, 2014, we incurred approximately $0.4 million in such fees. These amounts are included in general and administrative expenses.

Co-venture partners – We paid certain amounts on behalf of our co-venture partner, Windsor Manor, of approximately $30,000 during the year ended December 31, 2014.

The table below presents the fees incurred by and reimbursable to our advisor in connection with our initial offering and this offering for the quarter ended March 31, 2015 and in connection with our initial offering for the year ended December 31, 2014, and related amounts unpaid as of March 31, 2015 and December 31, 2014 are as follows (in thousands):

	Three Months ended March 31, 2015	Year ended December 31, 2014	Unpaid Amounts as of (1)
			March 31, 2015	December 31, 2014
Selling commissions (2)	$4,022	$18,387	$77	$388
Marketing support fees (2)	5,387	16,429	141	555

	$9,409	$34,816	$218	$943

The expenses and fees incurred by and reimbursable to our related parties for the three months ended March 31, 2015 and the year ended December 31, 2014, and related amounts unpaid as of March 31, 2015 and December 31, 2014 are as follows (in thousands):

	Three Months ended March 31, 2015	Year ended December 31, 2014	Unpaid Amounts as of (1)
			March 31, 2015	December 31, 2014
Reimbursable expenses:
Offering costs (2)	$882	$5,151	$608	$713
Operating expenses (3)	898	3,206	877	479
Acquisition fees and expenses	104	614	12	80

	1,884	8,971	1,497	1,272
Investment Services Fees (4)	1,416	18,553	—	—
Financing Coordination Fees (5)	—	220	—	—
Property Management Fees (6)	980	2,982	514	429
Asset Management Fees (7)	4,886	13,612	1,116	355

	$9,166	$44,338	$3,127	$2,056

FOOTNOTES:

(1)	Amounts are recorded as due to related parties.
(2)	Amounts are recorded as stock issuance and offering costs. Amounts include $30,000 of reimbursement payments to the advisor for services provided to us by our executive officers for the year ended December 31, 2014. The reimbursement payments include components of salaries, benefits and other overhead charges.
(3)	Amounts are recorded as general and administrative expenses. Amounts include $0.2 million of reimbursement payments to the advisor for services provided to us by our executive officers for the year ended December 31, 2014. The reimbursement payments include components of salaries, benefits and other overhead charges.
(4)	For the three months ended March 31, 2015, we incurred approximately $1.4 million in Investment Services Fees, none of which was capitalized. For the year ended December 31, 2014, we incurred approximately $18.6 million in Investment Services Fees of which approximately $1.8 million was capitalized and included in real estate under development. Investment Services Fees that are not capitalized are recorded as acquisition fees and expenses.
(5)	For the year ended December 31, 2014, the Company incurred approximately $0.2 million in Financing Coordination Fees, which was capitalized and included in its investment in the Windsor Manor Joint Venture.
(6)	For the three months ended March 31, 2015, we incurred approximately $1.0 million in Construction Management Fees payable to the property manager of which approximately $0.3 million were capitalized and included in real estate under development. For the year ended December 31, 2014, we incurred approximately $2.9 million in Construction Management Fees payable to the property manager of which approximately $0.9 million were capitalized and included in real estate under development.
(7)	For the three months ended March 31, 2015 and the year ended December 31, 2014, we incurred approximately $4.9 million and $13.6 million, respectively, in Asset Management Fees of which approximately $0.5 million and $4.9 million, respectively, were forgone in accordance with the terms of the advisor expense support and restricted stock agreement and approximately $0.1 million and $0.3 million, respectively, were capitalized and included in real estate under development. See description of the advisor expense support and restricted stock agreement below under “The Advisor and the Advisory Agreement – The Advisory Agreement” for additional information.

The following fees were foregone in connection with the expense support agreements for the three months ended March 31, 2015 and the year ended December 31, 2014, and cumulatively as of March 31, 2015 (in thousands, except offering price):

	Three Months ended March 31, 2015	Year ended December 31, 2014	As of March 31, 2015
Asset management fees (1)	$545	$4,867	$6,814

Then-current offering price (2)	$10.58	10.24	$10.58

Restricted stock shares (3)	52	478	670

Cash distributions on Restricted Stock (4)	$54	$98	$157

Stock distributions on Restricted Stock (5)	4	7	11

FOOTNOTES:

(1)	No other amounts have been forgone in connection with the expense support agreements for the three months ended March 31, 2015 and the year ended December 31, 2014, and cumulatively as of March 31, 2015.
(2)	The then-current offering prices are based on our net asset value (“NAV”) per share as of the Determination Date.
(3)	Restricted stock shares are comprised of approximately 0.05 million issuable to the advisor as of March 31, 2015. No fair value was assigned to the restricted stock shares as the shares were valued at zero, which represents the lowest possible value estimated at vesting. In addition, the restricted stock shares were treated as unissued for financial reporting purposes because the vesting criteria had not been met through March 31, 2015.
(4)	The cash distributions have been recognized as compensation expense as issued.
(5)	The par value of the stock distributions has been recognized as compensation expense as issued.

We maintain accounts totaling approximately $0.1 million as of both March 31, 2015 and December 31, 2014, at a bank in which our chairman serves as a director.

In March 2015, we acquired Fieldstone Memory Care, a 40-unit memory care community located in Yakima, Washington for a purchase price of $12.4 million from a related party of our sponsor. The board of directors, including all of the independent directors, concluded that substantial justification existed to consummate the Fieldstone Memory Care acquisition, and that the transaction and the purchase price are fair and reasonable. In determining whether to approve the Fieldstone Transaction, the board of directors reviewed and took into account, among other factors it deemed appropriate, the following information, facts and circumstances: an affiliate of CNL is the majority interest holder and managing member of the seller; that the purchase price exceeds the seller’s acquisition and development costs; a March 2015 independent appraisal; and a prospective value upon reaching stabilization.

We incur operating expenses which, in general, are related to our administration on an ongoing basis. Pursuant to the advisory agreement, the advisor shall reimburse us the amount by which the Total Operating Expenses paid or incurred by us exceed, in any four consecutive fiscal quarters (the “Expense Year”) commencing with the year ended June 30, 2013, the greater of 2% of Average Invested Assets or 25% of Net Income (the “Limitation”), unless a majority of our Independent Directors determines that such excess expenses are justified based on unusual and non-recurring factors (referred to as the “Expense Cap Test”). In performing the Expense Cap Test, we use operating expenses on a GAAP basis after making adjustments for the benefit of expense support under the expense support and restricted stock agreements. For the Expense Years ended March 31, 2015 and December 31, 2014, we did not incur operating expenses in excess of the Limitation.

Organizational and Offering Expenses become a liability to us only to the extent selling commissions, the marketing support fees and other Organizational and Offering Expenses do not exceed 15% of the Gross Proceeds of the offering. As of March 31, 2015 there were no organizational and offering costs in excess of the 15% limitation.

SUMMARY OF REDEMPTION PLAN

The following information supersedes and replaces the corresponding information on page 159 of the prospectus under the section entitled “SUMMARY OF REDEMPTION PLAN.”

During the year ended December 31, 2014, we received and redeemed 94 redemption requests for 0.3 million shares of common stock at a redemption price of $9.24 per share of which approximately $2.2 million was paid and approximately $0.9 million was payable as of December 31, 2014. During the year ended December 31, 2013, we received and redeemed 22 redemption requests for 89,410 shares of common stock at a redemption price of $9.25 per share of which approximately $0.7 million was paid and approximately $0.1 million was payable as of December 31, 2013. During the year ended December 31, 2012, we paid approximately $0.01 million to redeem the redemption request for 1,049 shares of common stock at a redemption price of $9.99 per share. There were no redemption requests during the period from October 5, 2011 through December 31, 2011.

During the three months ended March 31, 2015, we paid approximately $0.9 million related to prior year redemption requests that were payable as of December 31, 2014 and received 41 redemption requests for 0.2 million shares of common stock at a redemption price of $9.51 per share for which approximately $1.9 million was payable as of March 31, 2015.

The source of funds for payment of such redemptions is the proceeds from our offering.

DISTRIBUTION POLICY

The following paragraph supersedes and replaces the corresponding paragraph on page 159 of the prospectus under the section entitled “DISTRIBUTION POLICY.”

In October 2014, in connection with our second valuation of our estimated net asset value per share, our board of directors increased the amount of monthly cash distributions to $0.0353 per share together with monthly stock distributions of 0.0025 shares of common stock payable to all common stockholders of record as of the close of business on the first business day of each month beginning December 1, 2014. This change allows us to maintain our historical annual distribution rate of 4.0% in cash (based on the current $10.58 offering price) and 3% in stock (based on three shares for each 100 outstanding shares of common stock). The new distribution rates are payable to all common stockholders of record as of the close of business of the first day of each month beginning December 1, 2014. The change will remain in effect and distributions will be paid each calendar quarter thereafter as set forth above until our board of directors determines otherwise. Our board of directors may increase the proportion of distributions paid in cash as our asset base grows and our cash flows increase. We anticipate that our stock dividend will be discontinued at or around the time in which this offering is closed, subject to the discretion of our board of directors.

The following paragraph supersedes and replaces the corresponding paragraph on page 161 of the prospectus under the section entitled “DISTRIBUTION POLICY.”

For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, we declared cash distributions of $13.2 million, $31.9 million, $14.2 million, $3.2 million and $0.06 million, respectively. Of these amounts $5.6 million, $14.2 million, $6.6 million, $1.5 million and $0.03 million, respectively, was paid in cash to stockholders and $7.6 million, $17.7 million, $7.6 million, $1.7 million and $0.03 million, respectively, was reinvested pursuant to our distribution reinvestment plan. In addition, for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, we declared and made stock distributions of approximately 0.9 million, 2.4 million, 1.1 million, 0.2 million and 4,000 shares of common stock, respectively.

Distributions Declared

The following information supersedes and replaces the corresponding information beginning on page 161 of the prospectus under the section entitled “DISTRIBUTION POLICY.”

The following table represents total cash distributions declared and paid, distributions reinvested, and cash distributions per share for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, and cumulative amounts since inception (in thousands, except per share data):

		Distributions Paid(1)
Periods	Cash Distribu- tions per Share	Total Cash Distribu- tions Declared(2)(3)	Rein- vested via DRP	Cash Distributions net of Reinvestment Proceeds(3)	Stock Distribu- tions Declared (Shares)(3)	Stock Distributions Declared (at then- current offering price)(3)	Total Cash and Stock Distributions Declared(2)(3)	Cash Flows Provided by (Used in) Operating Activities(4)	FFO
2015 Quarter
First	$0.1059	$13,248	$7,648	$5,600	943	$9,977	$23,225	$11,317	$10,574

Total for the three months ended March 31, 2015	$0.1059	$13,248	$7,648	$5,600	943	$9,977	$23,225	$11,317	$10,574

2014 Quarter
First	$0.1014	$6,147	$3,349	$2,798	455	$4,614	$10,761	$6,277	$(500)
Second	0.1014	7,145	3,916	3,229	529	5,364	12,509	5,035	4,255
Third	0.1014	8,385	4,630	3,755	621	6,295	14,680	7,361	3,098
Fourth(5)	0.1029	10,242	5,821	4,421	751	7,946	18,188	599	3,944

Total for the year ended December 31, 2014	$0.4071	$31,919	$17,716	$14,203	2,356	$24,219	$56,138	$19,272	$10,797

2013 Quarter
First	$0.09999	$2,099	$1,112	$987	157	$1,574	$3,673	$212	$(442)
Second	0.09999	2,878	1,544	1,334	216	2,159	5,037	2,964	931
Third	0.09999	4,038	2,151	1,887	303	3,029	7,067	106	(1,865)
Fourth	0.09999	5,155	2,784	2,371	387	3,869	9,024	(236)	(1,678)

Total for the year ended December 31, 2013	$0.39996	$14,170	$7,591	$6,579	1,063	$10,631	$24,801	$3,046	$(3,054)

2012 Quarter
First	$0.09999	$203	$113	$90	15	$152	$355	$(1,954)	$(2,203)
Second	0.09999	558	309	249	42	417	975	2,452	(494)
Third	0.09999	984	533	451	74	739	1,723	(2,867)	(235)
Fourth	0.09999	1,452	783	669	109	1,089	2,541	(4,000)	(3,310)

Total for the year ended December 31, 2012	$0.39996	$3,197	$1,738	$1,459	240	$2,397	$5,594	$(6,369)	$(6,242)

2011 Quarter(6)
Fourth	$0.06666	$56	$28	$28	4	$42	$98	$(1,085)	$(1,760)

Total for the year ended December 31, 2011	$0.06666	$56	$28	$28	4	$42	$98	$(1,085)	$(1,760)

Cumulative
Through March 31, 2015		$62,590	$34,721	$27,869	4,606	$47,266	$109,856	$26,181	$10,315

FOOTNOTES:

(1)	Represents the amount of cash used to fund distributions and the amount of distributions paid which were reinvested in additional shares through our distribution reinvestment plan.

(2)	For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, our net loss was approximately $18.0 million, $52.5 million, $18.1 million, $10.7 million and $1.8 million, respectively, while cash distributions declared were approximately $13.2 million, $31.9 million, $14.2 million, $3.2 million and $0.06 million, respectively, and total distributions declared were approximately $23.2 million, $56.1 million, $24.8 million, $5.6 million and $0.1 million, respectively. For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, approximately 85%, 60%, 23%, 0% and 0%, respectively, were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 15%, 40%, 77%, 100% and 100%, respectively, of cash distributions declared to stockholders were considered to be funded with offering proceeds. For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, approximately 49%, 34%, 13%, 0% and 0%, respectively, of total distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 51%, 66%, 87%, 100% and 100%, respectively, of total distributions declared to stockholders were considered to be funded with other sources. Because we funded certain amounts from offering proceeds that were deductions in calculating GAAP net cash from operating activities, such as acquisition fees and expenses, we have calculated the amount of offering proceeds used to fund distributions after taking these items into account in the presentation of the use of proceeds from our initial offering in Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Use of Proceeds from Registered Securities” which is incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
(3)	The amount of cash and stock distributions declared represent periods prior to the effectiveness of this offering. Stock distributions are non-taxable and represent adjustment to original basis.
(4)	Cash flows from operating activities calculated in accordance with GAAP are not necessarily indicative of the amount of cash available to pay distributions. For example, GAAP requires that the payment of acquisition fees and costs related to business combinations be classified as a use of cash in operating activities in the statement of cash flows, which directly reduces the measure of cash flows from operations. However, acquisition fees and costs are paid for with proceeds from our offerings as opposed to operating cash flows. For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, we expensed approximately $2.3 million, $23.9 million, $18.8 million, $6.6 million and $0.9 million, respectively, in acquisition fees and expenses, which were paid from the proceeds of our offerings. Additionally, the board of directors also uses other measures such as FFO and MFFO in order to evaluate the level of distributions.
(5)	The new offering price for our stock was effective beginning with the December 1, 2014 distributions. As such, the stock distributions were recalculated using the new offering price of $10.58.
(6)	We commenced operations on October 5, 2011, as such there were no distributions declared during the first three quarters of 2011.

The tax composition of our distributions declared for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011 were as follows:

	March 31,		December 31,
Distribution Type	2015	2014	2014	2013	2012	2011
Taxable as ordinary income	48.9%	80.0%	30.8%	0.0%	0.0%	1.9%

Taxable as capital gain	0.0%	0.0%	0.0%	63.8%	0.0%	0.0%

Return of capital	51.1%	20.0%	69.2%	36.2%	100.0%	98.1%

No amounts distributed to stockholders for the years ended December 31, 2014, 2013, 2012 and 2011 were required to be or have been treated as return of capital for purposes of calculating the stockholders’ return on their Invested Capital as described in our advisory agreement.

Due to a variety of factors, the characterization of distributions declared for the year ended December 2014 may not be indicative of the characterization of distributions that may be expected for the year ending December 31, 2015. No amounts distributed to stockholders for the years ended December 31, 2014, 2013 and 2012 were required to be or have been treated as return of capital for purposes of calculating the stockholders’ return on their Invested Capital as described in our advisory agreement. In determining the apportionment between taxable income and a return of capital, the amounts distributed to stockholders (other than any amounts designated as capital gains dividends) in excess of current or accumulated Earnings and Profits (“E&P”) are treated as a return of capital to the stockholders. E&P is a statutory calculation, which is derived from net income and determined in accordance with the Code. It is not intended to be a measure of the REIT’s performance, nor do we consider it to be an absolute measure or indicator of our source or ability to pay distributions to stockholders. The distribution of new common shares to the recipients is non-taxable. Stock distributions may cause the interest of later investors in our stock to be diluted as a result of the stock issued to earlier investors.

Approximately 66%, 87% and 100% of total distributions declared for 2014, 2013 and 2012, respectively, exceeded net cash provided by operating activities calculated on a quarterly basis in accordance with GAAP and, therefore, were considered funded from other sources for GAAP purposes. Net cash provided by operating activities calculated in accordance with GAAP includes deductions for acquisition fees and expenses, which we fund from offering proceeds, and, therefore, is only one metric our board of directors considers in determining distributions.

The following tables present a cumulative reconciliation of net loss to FFO for the following periods (in thousands):

Three Months Ended March 31, 2015
Net loss attributable to common stockholders	$(18,000)
Adjustments:
Depreciation and amortization	23,293
Impairment provision on real estate assets	4,661
FFO adjustments from unconsolidated entities	620

FFO	$10,574

	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Net loss attributable to common stockholders	$(12,523)	$(12,303)	$(12,204)	$(15,481)
Adjustments:
Depreciation and amortization	11,862	14,699	17,550	19,001
FFO adjustments from unconsolidated entities	161	1,859	550	424
Gain from change in control of investment in unconsolidated entity	—	—	(2,798)	—

FFO	$(500)	$4,255	$3,098	$3,944

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Net loss attributable to common stockholders	$(3,809)	$(2,829)	$(2,305)	$(9,157)
Adjustments:
Depreciation and amortization	2,319	2,563	4,566	7,317
Gain or loss on sale of investment in unconsolidated entity	—	—	(4,486)	—
FFO adjustments from unconsolidated entities	1,048	1,197	360	162

FFO	$(442)	$931	$(1,865)	$(1,678)

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Net loss attributable to common stockholders	$(2,413)	$(1,126)	$(2,286)	$(4,895)
Adjustments:
Depreciation and amortization	210	632	628	630
FFO adjustments from unconsolidated entities	—	—	1,423	955

FFO	$(2,203)	$(494)	$(235)	$(3,310)

	For the Period October 5, 2011 through December 31, 2011	Cumulative October 5, 2011 through March 31, 2015
Net loss attributable to common stockholders	$(1,760)	$(101,091)
Adjustments:
Depreciation and amortization	—	105,270
Impairment provision on real estate assets	—	4,661
Gain or loss on sale of investment in unconsolidated entity	—	(4,486)
FFO adjustments from unconsolidated entities	—	8,759
Gain from change in control of investment in unconsolidated entity	—	(2,798)

FFO	$(1,760)	$10,315

As of March 31, 2015, we have declared and paid total cumulative cash distributions of approximately $62.6 million and issued approximately 4.6 million shares of common stock as stock distributions.

Our board of directors declared a monthly cash distribution of $0.0353 and a monthly stock distribution of 0.0025 shares on each outstanding share of common stock on April 1, 2015 and May 1, 2015. These distributions are to be paid and distributed by June 30, 2015.

As of March 31, 2015, we had 38,561 stockholders of record.

Information Regarding Dilution

The following information supersedes and replaces the corresponding information beginning on page 164 of the prospectus under the section entitled “DISTRIBUTION POLICY — Information Regarding Dilution.”

In connection with this continuous offering of shares of our common stock, we are providing our net tangible book value per share and relevant information. Our net tangible book value per share is calculated as total book value of our assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share, and is not intended to reflect the value of our assets upon an orderly liquidation of the Company.

Our net tangible book value at December 31, 2014 was $6.50 per share, reflecting dilution in the value of our common stock from the issue price as a result of (i) depreciation and amortization, (ii) operating losses that resulted primarily from general and administrative expenses since breaking escrow on October 5, 2011, (iii) the issuance of additional shares of our common stock as a result of our stock distributions declared through December 31, 2014, and (iv) fees paid in connection with our public offerings, including selling commissions and marketing support fees re-allowed by our managing dealer to participating broker dealers.

The offering price of shares under our initial primary offering (ignoring purchase price discounts for certain categories of purchasers) was $10.00 per share until December 11, 2013 at which point it increased to $10.14 per share as a result of a determination of our NAV per share by our board of directors. On October 31, 2014, our board of directors determined a new NAV and a current offering price of $10.58 per share. Our offering price prior to December 11, 2013 was not established on an independent basis and bore no relationship to the net value of our assets prior to December 11, 2013. Further, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

PLAN OF DISTRIBUTION

The following supersedes and replaces in its entirety the section entitled “PLAN OF DISTRIBUTION – Discount Procedures,” which begins on page 202 of the prospectus.

Discount Procedures

Subscriptions may be combined for the purpose of determining volume and other discounts described above in the case of subscriptions made by any purchaser, provided all shares are purchased through the same managing dealer, participating broker or registered investment advisor. Further, subscriptions made by a purchaser through separate accounts may also be combined for the purpose of determining volume and other discounts to the extent that the accounts share the same primary account holder, as determined by the account tax identification number, or share the same tax identification number as a beneficiary of the account. The discounts will be prorated among the separate subscribers considered to be a single purchaser. An individual and his or her spouse who purchases our shares for their own accounts will be considered a single purchaser. Subscriptions made through separate accounts will be considered a single purchaser if the accounts have a common primary account holder or account beneficiary, as determined by the tax identification number.

For purposes of applying various discounts, shares purchased pursuant to our distribution reinvestment plan on behalf of a participant in the distribution reinvestment plan will not be combined with other subscriptions for shares by the investor. Further, shares purchased pursuant to the distribution reinvestment plan are not eligible for a volume or any other type of discount referred to in this “PLAN OF DISTRIBUTION” section of the prospectus. See, “SUMMARY OF THE DISTRIBUTION REINVESTMENT PLAN.”

Except as described in the section entitled “SUMMARY OF THE CHARTER AND BYLAWS — Restriction of Ownership,” there are no limits on the number of shares a purchaser may acquire.

Any reduction in selling commissions and/or marketing support fees will reduce the effective purchase price per share but will not alter the proceeds available to us as a result of such sale. For purposes of distributions, investors who receive a discounted purchase price will receive higher returns on their investments in our common stock than investors who do not receive a discounted purchase price.

EXPERTS

The following section supersedes in its entirety the section entitled “Experts” beginning on page 207 of the prospectus.

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of CNL Healthcare Properties, Inc. for the year ended December 31, 2014, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Mountain West Retirement Communities (Twelve Communities) as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2012, 2011 and 2010, included in CNL Healthcare Properties, Inc.’s Current Report on Form 8-K/A dated December 2, 2013, filed February 11, 2014, and the combined financial statements of Mountain West Retirement Communities (Five Communities) as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2013, 2012 and 2011, included in CNL Healthcare Properties, Inc.’s Current Report on Form 8-K/A dated February 3, 2014, filed April 4, 2014, and incorporated by reference in this post-effective amendment to the Registration Statement have been audited by Mack, Roberts & Co., LLC, independent auditors, as set forth in their reports incorporated herein by reference, and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined statements of revenues and certain expenses of Southeast Medical Office Properties (nine properties) for the year ended December 31, 2013, and the related notes to the financial statements included in CNL Healthcare Properties, Inc.’s Current Report on Form 8-K/A dated December 22, 2014, filed February 27, 2015 and the statements of revenues and certain expenses of Southeast Medical Office Properties – UT Cancer Institute Building (one property) for the year ended December 31, 2014, and the related notes to the financial statements included in CNL Healthcare Properties, Inc.’s Current Report on Form 8-K/A dated February 20, 2015, filed April 13, 2015, and incorporated by reference in this post-effective amendment to the Registration Statement have been audited by AGH, LLC, independent auditors, as set forth in their reports incorporated herein by reference, and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CBRE Capital Advisors, Inc., an independent investment banking firm, has provided a valuation report as valuation expert with respect of the range of the estimated net asset value per share of our common stock in accordance with valuation guidelines approved by our board of directors. As further described under “Determination of Estimated Net Asset Value Per Share and New Offering Price” in the prospectus, our board of directors used the valuation report provided in its calculation of our estimated value per share and in the determination of the offering price for shares of our common stock to be sold in this offering. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following supersedes and replaces in its entirety the section entitled “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” beginning on page 208 of the prospectus.

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents. The information incorporated by reference is an important part of this prospectus and the information that we file later with the Commission may update and supersede the information in this prospectus including the information we incorporated by reference. For information on how to access this information, see the section entitled “Additional Information” of this prospectus.

The documents listed below are incorporated by reference into the prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with Commission rules:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 27, 2015.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 13, 2015.

•	Current Report on Form 8-K dated January 9, 2015, filed on January 15, 2015.

•	Current Report on Form 8-K dated January 30, 2015, filed on February 2, 2015.

•	Current Report on Form 8-K dated February 13, 2015, filed on February 26, 2015.

•	Current Report on Form 8-K/A dated December 22, 2015, filed on February 27, 2015.

•	Current Report on Form 8-K dated March 27, 2015, filed on March 31, 2015.

•	Current Report on Form 8-K/A dated February 20, 2015, filed on April 13, 2015.

Upon request we will provide to each Person, including a beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

DST Systems, Inc.

430 W. 7th Street, Ste. 219001

Kansas City, MO 64105

866-650-0650, option 3

www.cnl.com

INDEX TO PRO FORMA FINANCIAL STATEMENTS

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

Page
Unaudited Pro Forma Condensed Consolidated Financial Information:

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2015	F-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-3

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following unaudited pro forma condensed consolidated financial statement has been prepared to provide pro forma information with regards to certain real estate acquisitions, financing transactions and dispositions, as applicable.

The accompanying unaudited pro forma condensed consolidated statement of operations of CNL Healthcare Properties and subsidiaries (collectively, the “Company”) is presented for the three months ended March 31, 2015 (the “Pro Forma Period”), and include certain pro forma adjustments to illustrate the estimated effect of the Company’s acquisition of UT Cancer Institute Building described in Note 2. “Pro Forma Transaction” as if it had occurred on January 1, 2014.

This pro forma financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results as if the transactions reflected herein had occurred on the date or been in effect during the period indicated. This pro forma financial information should not be viewed as indicative of the Company’s financial results in the future and should be read in conjunction with the Company’s financial statements as filed on Form 10-Q for the three months ended March 31, 2015.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	CNL Healthcare Properties, Inc. Historical	UT Cancer Institute Building Historical (1)	UT Cancer Institute Building Pro Forma Adjustments		CNL Healthcare Properties, Inc. Pro Forma
Revenues:
Rental income from operating leases	$21,640	$184	$132	(a)	$21,956
Resident fees and services	40,032	—	—		40,032
Tenant reimbursement income	3,361	55	38	(a)	3,454

Total revenues	65,033	239	170		65,442

Expenses:
Property operating expenses	32,312	78	101	(a)	32,491
General and administrative	2,019	—	—		2,019
Acquisition fees and expenses	2,330	—	(681	)(b)	1,649
Asset management fees	4,210	—	47	(c)	4,374
			117	(d)
Property management fees	3,254	6	12	(c)	3,272
Impairment provision	5,524	—	—		5,524
Depreciation and amortization	23,293	—	190	(e)	23,483

Total expenses	72,942	84	(214)		72,812
Operating income (loss)	(7,909)	155	384		(7,370)

Other income (expense):
Interest and other income	60	—	—		60
Interest expense and loan cost amortization	(9,866)	—	—		(9,866)
Equity in loss of unconsolidated entities	(226)	—	—		(226)

Total other expense	(10,032)	—	—		(10,032)

Net income (loss) before income taxes	(17,941)	155	384		(17,402)
Income tax expense	(64)	—	—		(64)

Net income (loss)	$(18,005)	$155	$384		$(17,466)
Net loss attributable to noncontrolling interests	(5)	—	—		(5)

Net income (loss) attributable to common stockholders	$(18,000)	$155	$384		$(17,461)

Loss per share of common stock (basic and diluted)	$(0.14)				$(0.13)

Weighted average number of shares of common stock outstanding (basic and diluted) (f)	129,627				129,627

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

1.	Basis of Presentation

The accompanying unaudited pro forma condensed consolidated statement of operations of the Company is presented for the Pro Forma Period and includes certain pro forma adjustments to illustrate the estimated effect of the Company’s UT Cancer Institute Building acquisition, described in Note 2. “Pro Forma Transaction” as if such event had occurred on January 1, 2014. The amounts included in the historical columns represent the Company’s, or its acquiree’s, historical operating results for the Pro Forma Period.

The accompanying pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X and does not include all of the information and note disclosures required by generally accepted accounting principles of the United States (“GAAP”). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical consolidated financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods.

This pro forma financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the Pro Forma Period. In addition, this pro forma financial information should not be viewed as indicative of the Company’s expected financial results for future periods.

2.	Pro Forma Transaction

UT Cancer Institute Building

On February 20, 2015, the Company acquired a leasehold interest in a medical office building for a purchase price of approximately $33.7 million, which was funded with proceeds from the Company’s Offering. The UT Cancer Institute Building features approximately 0.1 million of rentable square feet and will be managed by a third-party property manager. The Company will pay the property manager a fee equal to 3.5% of the monthly collected gross revenues and will reimburse the property manager for operating expenses incurred that are consistent with the annual business plan.

The following summarizes the allocation of the purchase price for the UT Cancer Institute Building and the estimated fair values of the assets acquired (in thousands):

Land	$—
Land improvements	421
Building and building improvements	27,621
Lease intangibles	6,039
Other liabilities	(421)

Net assets acquired	$33,660

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

3.	Related Party Transactions

Pursuant to the Company’s advisory agreement, CNL Healthcare Corp. (the “Advisor”) receives investment services fees equal to 1.85% of the purchase price of properties for services rendered in connection with the selection, evaluation, structure and purchase of assets. In connection with the acquisition, described in Note 2. “Pro Forma Transaction,” the Company incurred approximately $0.6 million in investment services fees payable to the Advisor. In addition, the Advisor is entitled to receive a monthly asset management fee of 0.08334% of the real estate asset value (as defined in the agreement).

Pursuant to a master property management agreement, CNL Healthcare Manager Corp. (the “Property Manager”) receives property management fees of approximately 2% to 5% of gross revenues for management of the Company’s single tenant properties and an oversight fee equal to 1% of gross revenues for properties managed by a third-party property manager.

Pursuant to the Company’s Advisor expense support agreement, the Advisor has agreed to accept certain payments in the form of forfeitable restricted common stock of the Company in lieu of cash for asset management fees and specified expenses owed by the Company to the Advisor under the advisory agreement.

Commencing on April 1, 2013, the Advisor shall provide expense support to the Company through forgoing the payment of fees in cash and acceptance of restricted stock for services rendered and specified expenses incurred in an amount equal to the positive excess, if any, of (a) aggregate stockholder cash distributions declared for the applicable quarter, over (b) the Company’s aggregate modified funds from operations (as defined in the Advisor expense support agreement). During the three months ended March 31, 2015, the Company received approximately $0.5 million of expense support from the Advisor as result of cash distributions exceeding modified funds from operations for the period.

4.	Adjustments to Pro Forma Consolidated Statement of Operations

The historical amounts presented in the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2015 were derived as follows:

(1)	The UT Cancer Institute Building historical amounts represent the unaudited historical amounts for the period ended January 31, 2015 presented on Page 9 of Form 8-K/A filed April 13, 2015.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

4.	Adjustments to Pro Forma Consolidated Statement of Operations (continued)

The following adjustments to the unaudited pro forma condensed consolidated statement of operations represent adjustments needed to present the Company’s results of operations as if the Company’s acquisition, described in Note 2, had occurred on January 1, 2014:

(a)	Represents the estimated pro forma adjustments related to the UT Cancer Institute Building for the three months ended March 31, 2015, which were derived from the unaudited historical amounts included on page F-9 of Form 8-K/A filed on April 13, 2015, offset by the reversal of actual amounts recorded in the Company’s historical results of operations for the Pro Forma Period:

	Pro Forma Adjustments (in thousands)
Financial Statement Line Item	Pro Forma Quarter Ended March 31, 2015	Reversal of Amounts Recorded	Pro Forma Quarter Ended March 31, 2015
Rental income from operating leases	$378	$(246)	$132

Tenant reimbursement income	$111	$(73)	$38

Property operating expenses	$165	$(64)	$101

(b)	Represents the reversal of historical acquisition fees and expenses, including investment services fees to the Advisor incurred during the Pro Forma Period, that are nonrecurring charges directly related to the pro forma transaction described in Note 2.

(c)	Represents the estimated pro forma adjustment for asset management fees due to the Advisor and property management fees due to the Property Manager, as described in Note 3, related to the UT Cancer Institute Building for the Pro Forma Period offset by the reversal of actual amounts recorded in the Company’s historical results of operations for the Pro Forma Period:

	Pro Forma Adjustments (in thousands)
Financial Statement Line Item	Pro Forma Quarter Ended March 31, 2015	Reversal of Amounts Recorded	Pro Forma Quarter Ended March 31, 2015
Asset management fee	$84	$(37)	$47

Property management fee	$25	$(13)	$12

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

4.	Adjustments to Pro Forma Consolidated Statement of Operations (continued)

(d)	Reversal of expense support received by the Company from its Advisor for the three months ended March 31, 2015 as a result of the pro forma adjustments providing the Company with additional modified funds for the Pro Forma Period.

(e)	Depreciation and amortization is computed using the straight-line method of accounting over the estimated useful lives of the related assets. The pro forma adjustments represent the estimated additional expenses as if the assets had been owned during the entire Pro Forma Period net of any actual depreciation or amortization recognized in the Company’s historical results of operations.

Pro Forma Adjustments (in thousands)
Asset Classes	Estimated Useful Life	Quarter Ended March 31, 2014
Land	n/a	$—
Land improvements	15 years	7
Building and building improvements	39 years	177
In-place lease intangibles	2.5 years	101
Less: Actual depreciation and amortization expense recorded in historical financial statements		(95)

Total		$190

(f)	For purposes of determining the historical weighted average number of shares of common stock outstanding, stock distributions issued and paid through the date of this filing are treated as if they were issued at the beginning of the periods presented. No additional shares were required to be issued as a result of the acquired property.